Pacific Oak Capital Markets, LLC

Financial Statements and Supplementary Information

For the Year Ended December 31, 2024

With Report of Independent Registered Public Accounting Firm

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70537

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Pacific Oak Capital Markets, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__3200 Park Center Drive, Suite 800__
                              (No. and Street)

__Costa Mesa__	__CA__	__92626__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hans Henselman	(714) 206-7702	hhenselman@pac-oak.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Brian W. Anson, CPA__
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. Ste 404 Tarzana	CA	91356
(Address) (City)	(State)	(Zip Code)
09/15/2005	2370	
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Hans Henselman</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Pacific Oak Capital Markets, LLC</u>, as of <u>12/31</u>, 2 <u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

<u>Laurie Selwitz</u>
Notary Public

LAURIE SELWITZ
Notary Public - California
Orange County
Commission # 2434322
My Comm. Expires Feb 11, 2027

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

State of California
County of _____ Orange _____)

On __ February 10 ____ 2025 ____ before me, __ Laurie Selwitz, Notary Public ____
(insert name and title of the officer)

personally appeared __ Hans Henselman _____,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are
subscribed to the within instrument and acknowledged to me that he/she/they executed the same in
his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the
person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing
paragraph is true and correct.

WITNESS my hand and official seal.

Signature _Laurie Selwitz_____ (Seal)

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members of Pacific Oak Capital Markets, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Pacific Oak Capital Markets, LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Oak Capital Markets, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Pacific Oak Capital Markets, LLC's management. My responsibility is to express an opinion on Pacific Oak Capital Markets, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Pacific Oak Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Pacific Oak Capital Markets, LLC's auditor since 2022.

Tarzana, California

February 14, 2025

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

Assets		
Cash	$	841,621
Trade receivables		236,199
Due from affiliates		201,416
Furniture, fixtures and equipment, net of accumulated depreciation of $56,755		39,049
Prepaid expenses and other assets		43,605
Total assets	$	1,361,890
Liabilities and member's equity		
Accounts payable and accrued liabilities	$	264,910
Total liabilities		264,910
Member's equity		1,096,980
Total liabilities and member's equity	$	1,361,890

See accompanying notes to financial statements.

1. ORGANIZATION

Pacific Oak Capital Markets, LLC (the "Company") was formed on March 26, 2020 as a Delaware limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Operations of the Company commenced on December 10, 2020 with the approved membership in FINRA. The Company is authorized to engage in private placements of securities and wholesaling private placements of securities, including non-traded real estate investment trusts ("REITs") and Delaware Statutory Trusts/1031 offerings, and registered offerings. The Company does not hold customer funds or safeguard customer securities. The Company is fully owned by Pacific Oak Holding Group, LLC (the "Member").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The presentation of the financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies, and revenues and expenses. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker, which is comprised of one class of service. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Fair Value of Financial Assets and Liabilities

The Company's financial instruments including cash, trade receivables, due from affiliates, prepaid expenses and other assets and accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments. There were no levels to measure at December 31, 2024.

Cash

Cash includes cash on hand and monies held on demand in banks is subject to an insignificant risk of change in value. At times, the Company's cash balances may exceed federally insurable limits. The Company monitors the cash balances in its operating account and adjusts cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss in its operating account.

Trade Receivables

Trade receivables are stated at their carrying values. Trade receivables consist primarily of amounts due from:

- monthly retainer fee
- trailing commission fees
- reimbursable organizational and offering costs

The Company regularly reviews its trade receivables to ensure their adequacy by considering internal factors such as the lack of any historical write-offs and the age of the receivable balance as well as external factors such as economic conditions that may affect the customer's ability to pay. As of December 31, 2024 there is no allowance for credit losses recorded.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Depreciation for furniture, fixtures and equipment is calculated using the straight-line method over the estimated useful lives of the respective assets, which is generally three years for computer

equipment and eight years for furniture and fixtures. As of December 31, 2024 the Company had $73,384 of furniture and fixtures and $22,420 of computer equipment recorded net of accumulated depreciation of $34,335 and $22,420, respectively. Any expenditures less than $5,000 are expensed as incurred.

Revenue Recognition

Revenues are comprised of offering fees and expense reimbursements that provide customers with gross offering proceeds and related advisory support in connection with the offering during the term of the arrangement. These include dealer manager and placement fees, which are comprised of fees for offering proceeds raised over a contractual performance period, product retainer fees from promoting products, as well as related reimbursable fees related to organizational and offering costs, including educational conferences and seminars, broker-dealer conferences, and due diligence meetings, incurred in connection with the offering.

Revenue is recognized upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company determines the amount of revenue to be recognized through the application of the following steps:

 a. Identification of the contract, or contracts, with a customer;

 b. Identification of the performance obligations in the contract;

 c. Determination of the transaction price;

 d. Allocation of the transaction price to the performance obligations in the contract; and

 e. Recognition of revenue when or as the Company satisfies the performance obligations

The Company recognizes revenue in a manner that depicts the transfer of the services to the customer as follows 1) Revenues from offering fees are recognized on trade date when proceeds are raised for dealer manager fees and placement fees, 2) Revenues for retainer fees related to placement are recognized ratably over the contract term and 3) Revenues from reimbursable expenses are generally recognized as the expenses are incurred.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes. Under current law, no provision for federal and state income taxes has been included in the financial statements since the income or loss of the Company is reported by the Member on its income tax return. Based on its evaluation under ASC Topic 740, *Income Taxes*, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdiction. As of December 31, 2024, the Company did not have any liabilities for uncertain tax positions that it believes should be recognized in its financial statements. The state income tax expense was $800 and a gross receipts tax of $6,000.

The Company's tax returns are subject to examination by federal taxing authorities. The tax laws, rules, regulations governing these returns are subject to varying interpretations. The tax years considered open are 2021 through 2023. The Company has no examinations in progress. As a result, the amounts reported in tax returns could be changed upon final determination by taxing authorities.

Retirement Plan

The Company maintains a 401(k) plan for its employees and matches ten percent of an employee's annual contributions into the plan. During the year ended December 31, 2024, the Company matched $20,089 in contributions which is included in compensation and benefits on the Statement of Operations.

3. RELATED PARTY TRANSACTIONS

The Company is entitled to certain fees as detailed in the Revenue Recognition footnote above for dealer manager fees and placement fees and reimbursable organizational and operating costs earned from affiliated issuers.

The Company for the year ended December 31, 2024 earned $7,835 from an affiliate.

The Company entered into an expense sharing arrangement with Pacific Oak Capital Advisors, LLC ("POCA") whereby the Company is responsible for paying its share of allocated expenses incurred by POCA in support of operations of the Company. These expenses generally consist of office rent, insurance, utilities, IT services, human resources and accounting personnel compensation and benefits. For the year ended December 31, 2024, total allocated expenses from POCA to the Company were

$496,675. Included in the Statement of Operations, these allocated expenses are $147,443 out of $4,528,687 for compensation and benefits; $77,126 out of $478,413 for legal and professional expenses and $272,106 out of $1,062,287 for general and administrative expenses including travel, meals and entertainment, computer expenses, rent and insurance. The Company may also seek reimbursement for direct costs incurred from third parties that were initially paid by the Company on behalf of its Member and POCA.

At December 31, 2024, there was no payable to its Member and POCA for these shared services under the expense sharing agreement. In February 2016, the FASB issued ASU 2016-02 on Leases. Under the new guidance, lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has an expense sharing agreement with its Member.

The Company received $3,265,062 in cash capital contributions from its Member for the year ended December 31, 2024.

4.   COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Company is a party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the Company's results of operations or financial condition, which would require accrual or disclosure of the contingency and the possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

5.   NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2024 the Company had a minimum net capital requirement of the greater of $5,000 or 6 2/3% of aggregate indebtedness or $17,661. The Company's actual net capital of $576,711 was $559,050 in excess of its required net capital of 17,661. The Company's ratio of aggregate indebtedness of $264,910 to net capital was 0.46 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

The Company was under the required minimum net capital by $14,351 from February 29, 2024 through March 3, 2024. The cause was due to an unusual increase in expenses in the month of February. On March 4, 2024 , due to increased revenue, excess net capital was restored to $3,187, and on March 8, 2024, a $200,000 capital contribution was deposited by the Member, with no expectation of repayment. There were no further net capital violations in the year ending December 31, 2024.

6.   SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2024, through February 14, 2025, the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.